Exhibit 1

ASX Release MONDAY 4 FEBRUARY 2019 ROYAL COMMISSION INTO MISCONDUCT IN THE BANKING, SUPERANNUATION AND FINANCIAL SERVICES INDUSTRY FINAL REPORT Westpac Group Chief Executive Brian Hartzer said today’s release of the Final Report by the Royal Commission into Misconduct in the Banking, Superannuation and Financial Services Industry is a turning point in the ongoing rebuild of community trust in the industry. He said recommendations developed through this significant inquiry will guide decision making in financial services for years to come. The Royal Commission has made 76 recommendations. Westpac will now take the time to consider the recommendations fully, taking into account the response from policy makers and regulators. We will provide further updates to the market as appropriate. Mr Hartzer said, “The Royal Commission has been a confronting, thorough and important process. “Westpac has already taken steps to address some of the matters that are referred to in the report, including our approach to dealing with customer complaints and leading the industry in moving away from grandfathered commissions. The recommendations in the report will help us build on this progress. “We will continue to engage constructively in the reform process and support the essential role this industry plays in the Australian economy. “We will work with policy makers and regulators on the best path forward for customers and the industry. Our focus remains on learning from the mistakes of the past and preventing them from happening again,” Mr Hartzer said. The three volumes of the Final Report are now available on the Commission’s website at: https://financialservices.royalcommission.gov.au/Pages/default.aspx For further information Andrew Tubb Media Relations M. 0411 014 771 Andrew Bowden Investor Relations T. 02 8253 4008 M. 0438 284 863